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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of ________________________________________________January 2008

PEDIMENT EXPLORATION LTD.

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2

(Address of principal executive offices)

1.

Press Release: January 14th, 2008

2.

Material Change Report: January 14th, 2008

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F.                       Form 20-F xxx   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                            ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                            ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

                                                            Yes ___     No xxx

SEC 1815 (5-2006)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

January 14, 2008

Phase One Drill Testing and On-Going Targeting Underway at Daniel

Pediment Exploration Ltd. is pleased to announce that its initial drill test of the Daniel gold project is underway.  Daniel is 40 km northwest of Caborca in northwestern Sonora State, on good secondary road access that is within 10 km of a paved highway and power corridor.  The project is located in the Mojave-Sonora Megashear gold trend and about 45 km on-trend to the southeast of La Herradura gold mine, operated by Industrias Peñoles S.A.B. de C.V. in joint venture with Newmont Gold Corp., which is the region’s archetypical large-scale gold resource below pediment cover.

Geological mapping and trench sampling at Daniel has established a trend of at least 4 km length in which gold is associated with quartz-carbonate vein and stockwork zones with minor sulphide minerals.  This trend is along the sheared contact between rhyolitic and overlying dacitic volcanic units.  Most of the gold anomaly and showings are within the rhyolite, but some values including the project high from outcrop sampling of 101 g/t gold are located within the overlying dacitic units.  There is also an area of mineralization dubbed Coyote located near the contact between the rhyolite and underlying sedimentary rock (primarily sandstone and conglomerate) to the west.

Gold was emplaced by hydrothermal fluids flow focused by northeasterly dipping thrust faults into open spaces created by shattering of brittle rock during regional scale deformation.  This drill program will include testing the possibility that the overlying dacite was more impervious to the mineralizing fluids then the rhyolite so that “ponding” of the fluids took place along this contact area.  Ponding of this type has enhanced both gold grade and deposit scale in a number of gold districts.   The primary target for the program is discovery of a Megashear style bulk tonnage grade gold deposit that would allow mining operations with low operating costs.

The initial drill phase will be a 5,000 metre program of 30-40 large diameter reverse circulation holes, focused on testing broad areas of gold anomaly in trench sampling at the Coronela and on-trend Sierrita showings.  Several holes will also test the Coyote target, and La Morita target that is currently the northern most extent of the main trend in Pediment ground.  As announced in late December, Pediment has staked the new Daniel 7 concession that covers the on-trend potential to the north of La Morita.  The company will be conducting initial targeting programs there concurrently with this initial drill phase.

The links below to Pediment’s website locate d a geology map of the Daniel project with sample results and the locations of the different showings, and a hypothetical east-west cross section though the Coronela and Coyote zones based on the results of the surface mapping.

Link to Daniel geology/sampling

   map:http://www.pedimentexploration.com/i/misc/Daniel_Geol_&_Geochem.jpg

Link to Daniel schematic cross section:

   http://www.pedimentexploration.com/i/maps/Daniel/Daniel-Schematic-Section.jpg

VP Exploration Mel Herdrick comments “broad sections of anomalous gold around higher grade surface showings at Daniel is the ideal setting to begin our drill testing of the company’s Megashear gold portfolio.  Details about these systems from the surface work at Daniel are already being applied in targeting programs elsewhere in this belt.  The Daniel program represents Pediment’s corporate philosophy of using modern exploration theory and techniques that allow us to simultaneously explore a number of projects with multimillion ounce discovery potential, and thereby maximise leverage for our shareholders” Mel Herdrick is a Qualified Person as defined by NI 43-101 and is responsible for the contents of this release.  Fieldwork at Daniel is supervised by geologist Oscar Jimenez Garcia, BSc.

PEDIMENT EXPLORATION LTD.

#720 - 789 West Pender Street, Vancouver, BC, V6C 1H2   Phone: (604) 682-4418   Fax: (604) 669-0384

Pediment Exploration Ltd. is a Canadian gold exploration company listed on the TSX Venture exchange under the ticker symbol “PEZ”, and on the Frankfurt Exchange under ticker “P5E”.  The company is continuing with its expansion testing program at its wholly owned San Antonio gold project in Baja California Sur and its evaluation and targeting program at La Colorada farm-in in Sonora, as well as its targeting programs within the Megashear gold trend.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO

PEDIMENT EXPLORATION LTD

Vancouver, British Columbia

We Seek Safe Harbour.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This press release contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended regarding the phase one drill program at the Daniel project. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not, and is not to be construed in any way as, an offer to buy or sell securities.

Form 51-102F3

Material Change Report

Item 1:

Name and Address of Company

PEDIMENT EXPLORATION LTD.

Suite 720-789 West Pender Street

Vancouver, British Columbia  V6C 1L6

(the “Company”)

Item 2

Date of Material Change

January 14, 2008

Item 3

News Release

The news release was disseminated on January 14, 2008 by way of Stockwatch.

Item 4

Summary of Material Change

The Company announces that phase 1 drilling and on-going targeting is underway on the Daniel property.

Item 5

Full Description of Material Change

5.1

Full Description of Material Change

Pediment’s initial drill test of the Daniel gold project is underway.  Daniel is 40 km northwest of Caborca in northwestern Sonora State, on good secondary road access that is within 10 km of a paved highway and power corridor.  The project is located in the Mojave-Sonora Megashear gold trend and about 45 km on-trend to the southeast of La Herradura gold mine, operated by Industrias Peñoles S.A.B. de C.V. in joint venture with Newmont Gold Corp., which is the region’s archetypical large-scale gold resource below pediment cover.

Geological mapping and trench sampling at Daniel has established a trend of at least 4 km length in which gold is associated with quartz-carbonate vein and stockwork zones with minor sulphide minerals.  This trend is along the sheared contact between rhyolitic and overlying dacitic volcanic units.  Most of the gold anomaly and showings are within the rhyolite, but some values including the project high from outcrop sampling of 101 g/t gold are located within the overlying dacitic units.  There is also an area of mineralization dubbed Coyote located near the contact between the rhyolite and underlying sedimentary rock (primarily sandstone and conglomerate) to the west.

Gold was emplaced by hydrothermal fluids flow focused by northeasterly dipping thrust faults into open spaces created by shattering of brittle rock during regional scale deformation.  This drill program will include testing the possibility that the overlying dacite was more impervious to the mineralizing fluids then the rhyolite so that “ponding” of the fluids took place along this contact area.  Ponding of this type has enhanced both gold grade and deposit scale in a number of gold districts.   The primary target for the program is discovery of a Megashear style bulk tonnage grade gold deposit that would allow mining operations with low operating costs.

The initial drill phase will be a 5,000 metre program of 30-40 large diameter reverse circulation holes, focused on testing broad areas of gold anomaly in trench sampling at the Coronela and on-trend Sierrita showings.  Several holes will also test the Coyote target, and La Morita target that is currently the northern most extent of the main trend in Pediment ground.  As announced in late December, Pediment has staked the new Daniel 7 concession that covers the on-trend potential to the north of La Morita.  The company will be conducting initial targeting programs there concurrently with this initial drill phase.

The links below to Pediment’s website locate d a geology map of the Daniel project with sample results and the locations of the different showings, and a hypothetical east-west cross section though the Coronela and Coyote zones based on the results of the surface mapping.

Link to Daniel geology/sampling map:

   http://www.pedimentexploration.com/i/misc/Daniel_Geol_&_Geochem.jpg

Link to Daniel schematic cross section:

   http://www.pedimentexploration.com/i/maps/Daniel/Daniel-Schematic-Section.jpg

VP Exploration Mel Herdrick comments “broad sections of anomalous gold around higher grade surface showings at Daniel is the ideal setting to begin our drill testing of the company’s Megashear gold portfolio.  Details about these systems from the surface work at Daniel are already being applied in targeting programs elsewhere in this belt.  The Daniel program represents Pediment’s corporate philosophy of using modern exploration theory and techniques that allow us to simultaneously explore a number of projects with multimillion ounce discovery potential, and thereby maximise leverage for our shareholders” Mel Herdrick is a Qualified Person as defined by NI 43-101 and is responsible for the contents of this release.  Fieldwork at Daniel is supervised by geologist Oscar Jimenez Garcia, BSc.

Pediment Exploration Ltd. is a Canadian gold exploration company listed on the TSX Venture exchange under the ticker symbol “PEZ”, and on the Frankfurt Exchange under ticker “P5E”.  The company is continuing with its expansion testing program at its wholly owned San Antonio gold project in Baja California Sur and its evaluation and targeting program at La Colorada farm-in in Sonora, as well as its targeting programs within the Megashear gold trend.

Caution regarding forward-looking statements:

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities legislation, regarding the phase one drill program at the Daniel project. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities.

5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Gary Freeman, President & Chief Executive Officer

Business Telephone:

(604) 682-4418

Facsimile:

(604) 669-0384

Item 9

Date of Report

January 14, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Pediment Exploration Ltd. -- SEC File No. 000-52509

(Registrant)

Date: January 14, 2008         By /s/ Gary Freeman___________________________

                                      Gary Freeman, President/CEO/Director